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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IROBOT CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
462726100
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	462726100	Page	2	of	14

1	NAMES OF REPORTING PERSONS: Trident Capital Management-V, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544011

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		—0—

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,670,988

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—0—

WITH:	8	SHARED DISPOSITIVE POWER:

1,670,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,670,988

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	462726100	Page	3	of	14

1	NAMES OF REPORTING PERSONS: Trident Capital Fund-V, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544013

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		—0—

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,670,988

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—0—

WITH:	8	SHARED DISPOSITIVE POWER:

1,670,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,670,988

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	462726100	Page	4	of	14

1	NAMES OF REPORTING PERSONS: Trident Capital Fund-V Affiliates Fund (Q), L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544014

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		—0—

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,670,988

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—0—

WITH:	8	SHARED DISPOSITIVE POWER:

1,670,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,670,988

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	462726100	Page	5	of	14

1	NAMES OF REPORTING PERSONS: Trident Capital Fund-V Affiliates Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544015

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		—0—

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,670,988

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—0—

WITH:	8	SHARED DISPOSITIVE POWER:

1,670,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,670,988

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	462726100	Page	6	of	14

1	NAMES OF REPORTING PERSONS: Trident Capital Fund-V Principals Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544016

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		—0—

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,670,988

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—0—

WITH:	8	SHARED DISPOSITIVE POWER:

1,670,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,670,988

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	462726100	Page	7	of	14

1	NAMES OF REPORTING PERSONS: Trident Capital Parallel Fund-V, C.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0566626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands

	5	SOLE VOTING POWER:

NUMBER OF		—0—

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,670,988

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—0—

WITH:	8	SHARED DISPOSITIVE POWER:

1,670,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,670,988

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	462726100	Page	8	of	14

1	NAMES OF REPORTING PERSONS: Peter T. Meekin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		17,263

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,670,988

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,263

WITH:	8	SHARED DISPOSITIVE POWER:

		1,670,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,688,251

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	462726100	Page	9	of	14
Item 1(a). Name of Issuer:
iRobot Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
63 South Avenue, Burlington, Massachusetts 01803
Item 2(a). Name of Person Filing:
This statement is being filed by Trident Capital Management-V, L.L.C. (“TCMV”), Trident Capital Fund-V, L.P. (“TCV”), Trident Capital Fund-V Affiliates Fund, L.P. (“TCVA”), Trident Capital Fund-V Affiliates Fund (Q), L.P. (“TCVAQ”), Trident Capital Fund-V Principals Fund, L.P. (“TCVP”), Trident Capital Parallel Fund-V, C.V. (“TCPV”) and Peter T. Meekin.
TCMV serves as the sole general partner of TCV, TCVA, TCVAQ, TCVP and the sole investment general partner of TCPV.
Peter T. Meekin is one of six managing directors of TCMV.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of TCMV, TCV, TCVA, TCVAQ, TCVP, TCPV and Peter T. Meekin:
c/o Trident Capital
505 Hamilton Avenue, Suite 200
Palo Alto, California 94301
Item 2(c). Citizenship:
TCMV — Delaware
TCV — Delaware
TCVA — Delaware
TCVAQ — Delaware
TCVP — Delaware
TCPV – Netherlands
Peter T. Meekin – United States
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e). CUSIP Number:
462726100
Item 3. Not Applicable.

CUSIP No.	462726100	Page	10	of	14
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)   Amount beneficially owned:
As of December 31, 2006, TCV was the record holder of 1,496,932 shares of Common Stock (the “TCV Shares”); TCVA was the record holder of 8,701 shares of Common Stock (the “TCVA Shares”); TCVAQ was the record holder of 8,302 shares of Common Stock (the “TCVAQ Shares”); TCVP was the record holder of 43,326 shares of Common Stock (the “TCVP Shares”); TCPV was the record holder of 113,727 shares of Common Stock (the “TCPV Shares”); and Peter T. Meekin was the record holder of 17,263(1) shares of Common Stock (the “Meekin Shares”).
By virtue of their relationship as affiliated entities, whose general partners have overlapping individual managing directors, as the case may be, each of TCV; TCVA, TCVAQ, TCVP and TCPV may be deemed to beneficially own and share the power to direct the disposition and vote of the TCV Shares, TCVA Shares, TCVAQ Shares, TCVP Shares and TCPV Shares for an aggregate of 1,670,988 shares (the “Record Shares”).
TCMV (as sole general partner of TCV; TCVA, TCVAQ and TCVP, and sole investment general partner of TCPV) may also be deemed to beneficially own the Record Shares.
As a managing director of TCMV, Peter T. Meekin may be deemed to beneficially own the Record Shares and the Meekin shares for an aggregate of 1,688,251 shares.
Each reporting person disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of all of the reported shares.
(b)   Percent of class:

TCMV	7.0%
TCV	7.0%
TCVA	7.0%
TCVAQ	7.0%
TCVP	7.0%
TCPV	7.0%
Peter T. Meekin	7.1%
The foregoing percentages are calculated based on the 23,710,444 shares of Common Stock of iRobot Corporation outstanding as of November 7, 2006 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2006.
(c)   Number of shares as to which such person has:
(i)   Sole power to vote or to direct the vote:

Peter T. Meekin	17,263 (1)

CUSIP No.	462726100	Page	11	of	14
0 shares for each other reporting person

(ii)	Shared power to vote or to direct the vote:

1,670,988 shares for each reporting person

(iii)	Sole power to dispose or to direct the disposition of:

Peter T. Meekin 17,263(1)
0 shares for each other reporting person

(iv)	Shared power to dispose or to direct the disposition of:

1,670,988 shares for each reporting person

(1) Includes 8,000 shares of Common Stock issuable to Peter T. Meekin upon exercise of stock options.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

CUSIP No.	462726100	Page	12	of	14
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2007

TRIDENT CAPITAL MANAGEMENT V, L.L.C
TRIDENT CAPITAL FUND-V, L.P.
TRIDENT CAPITAL FUND-V AFFILIATES FUND, L.P.
TRIDENT CAPITAL FUND-V AFFILIATES FUND (Q), L.P.
TRIDENT CAPITAL FUND-V PRINCIPALS FUND, L.P.
TRIDENT CAPITAL PARALLEL FUND-V, C.V.

By:	/s/ Peter T. Meekin

Name:	Peter T. Meekin

Title:	Managing Director

/s/ Peter T. Meekin

Peter T. Meekin

CUSIP No.	462726100	Page	13	of	14
EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No.	462726100	Page	14	of	14
Exhibit 1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
     The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.
Date: February 14, 2007

TRIDENT CAPITAL MANAGEMENT V, L.L.C
TRIDENT CAPITAL FUND-V, L.P.
TRIDENT CAPITAL FUND-V AFFILIATES FUND, L.P.
TRIDENT CAPITAL FUND-V AFFILIATES FUND (Q), L.P.
TRIDENT CAPITAL FUND-V PRINCIPALS FUND, L.P.
TRIDENT CAPITAL PARALLEL FUND-V, C.V.

By:	/s/ Peter T. Meekin

Name:	Peter T. Meekin

Title:	Managing Director

/s/ Peter T. Meekin

Peter T. Meekin